 SingTel


07022884

9 April 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SUPPL.

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period 2 April 2007 to 5 April 2007.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant General Counsel

PROCESSED

APR 2 6 2007

THOMSON
FINANCIAL

Encs



Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	03-Apr-2007 15:05:16
Announcement No.	00056

>> Announcement Details
The details of the announcement start here ...

Announcement Title *

> Monthly Report on quotation of CHESS Units of foreign securities relating to shares of Singapore Telecommunications Limited on the Australian Stock Exchange Limited

Description

> Attached is an announcement made by Singapore Telecommunications Limited to the Australian Stock Exchange Limited ("ASX") today, as requested by ASX in accordance with its quotation arrangements.

Attachments:

> 📎 App3B-310307-sgx.pdf
> Total size = **299K**
> (2048K size limit recommended)



Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests ("CDIs") issued over ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	At 28 February 2007 392,213,208 Net transfers* 39,026,739 At 31 March 2007 431,239,947 * Transfers between CDIs and ordinary shares listed on the Stock Exchange of Singapore Exchange Securities Trading Limited ("SGX-ST")
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	See item 1 above

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Not applicable
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Transfers between CDIs and ordinary shares listed on SGX-ST
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	See item 2 above

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	431,239,947 (as at 31 March 2007)	CDIs issued over ordinary shares

	Number	⁺Class
9 Number and ⁺class of all ⁺securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,474,318,685 (as at 31 March 2007)	Unquoted ordinary shares (including 8,613,550,910 ordinary shares held by Temasek Holdings (Private) Limited) which are listed on the SGX-ST
	40,717,205 (as at 31 March 2007)	Singapore Telecom Share Option Scheme 1999 Options/Cable & Wireless Optus Executive Option Plan Options

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

> Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the ⁺securities will be offered

14 ⁺Class of ⁺securities to which the offer relates

15 ⁺Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18   Names of countries in which the
        entity has +security holders who
        will not be sent new issue
        documents

        Note: Security holders must be told how their
        entitlements are to be dealt with.

        Cross reference: rule 7.7.

19   Closing date for receipt of
        acceptances or renunciations

20   Names of any underwriters

21   Amount of any underwriting fee or
        commission

22   Names of any brokers to the issue

23   Fee or commission payable to the
        broker to the issue

24   Amount of any handling fee payable
        to brokers who lodge acceptances
        or renunciations on behalf of
        +security holders

25   If the issue is contingent on
        +security holders' approval, the date
        of the meeting

26   Date entitlement and acceptance
        form and prospectus or Product
        Disclosure Statement will be sent to
        persons entitled

27   If the entity has issued options, and
        the terms entitle option holders to
        participate on exercise, the date on
        which notices will be sent to option
        holders

28   Date rights trading will begin (if
        applicable)

29   Date rights trading will end (if
        applicable)

30   How do ⁺security holders sell their entitlements *in full* through a broker?

31   How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance?

32   How do ⁺security holders dispose of their entitlements (except by sale through a broker)?

33   ⁺Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

      Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36   ☐   If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
      1 - 1,000
      1,001 - 5,000
      5,001 - 10,000
      10,001 - 100,000
      100,001 and over

37   ☐   A copy of any trust deed for the additional ⁺securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38   Number of securities for which
     +quotation is sought

39   Class of +securities for which
     quotation is sought

40   Do the +securities rank equally in all
     respects from the date of allotment
     with an existing +class of quoted
     +securities?

     If the additional securities do not
     rank equally, please state:
     • the date from which they do
     • the extent to which they
       participate for the next dividend,
       (in the case of a trust,
       distribution) or interest payment
     • the extent to which they do not
       rank equally, other than in
       relation to the next dividend,
       distribution or interest payment

41   Reason for request for quotation
     now

     Example: In the case of restricted securities, end of
     restriction period

     (if issued upon conversion of
     another security, clearly identify that
     other security)

42   Number and +class of all +securities
     quoted on ASX (*including* the
     securities in clause 38)

Number	+Class

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3 April 2007

Chan Su Shan
Company Secretary

Print name: ....

+ See chapter 19 for defined terms.

SINGAPORE TELECOMMUNICATIONS LIMITED
ARBN 096701567

Top 20 holders of ORD & DEF GROUPED as at 31 March 2007

Rank	Name	Units	% of Issued Capital
1	WESTPAC CUSTODIAN NOMINEES LIMITED	87,983,675	20.40
2	NATIONAL NOMINEES LIMITED	73,053,173	16.94
3	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED <PIPOOLED A/C>	35,013,190	8.12
4	RBC DEXIA INVESTOR SERVICES AUSTRALIANOMINEES PTY LIMITED	26,952,256	6.25
5	J P MORGAN NOMINEES AUSTRALIA LIMITED	21,340,635	4.95
6	CITICORP NOMINEES PTY LIMITED	15,445,349	3.58
7	COGENT NOMINEES PTY LIMITED	10,735,643	2.49
8	CITICORP NOMINEES PTY LIMITED <CFS WSLE IMPUTATION FND A/C>	9,540,304	2.21
9	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 1 A/C>	9,170,000	2.13
10	QUEENSLAND INVESTMENT CORPORATION	8,100,950	1.88
11	CITICORP NOMINEES PTY LIMITED <CFS IMPUTATION FUND A/C>	6,327,426	1.47
12	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED <PIIC A/C>	5,161,612	1.20
13	M F CUSTODIANS LTD	4,784,253	1.11
14	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	4,720,794	1.09
15	CITICORP NOMINEES PTY LIMITED <CFS WSLE AUST SHARE FND A/C>	4,397,364	1.02
16	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 4 A/C>	4,226,163	0.98
17	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED - A/C 2	4,009,550	0.93
18	THE AUSTRALIAN NATIONAL UNIVERSITY	3,650,000	0.85
19	MORGAN STANLEY DEAN WITTER AUSTRALIA SECURITIES (NOMINEE) PTY LIMITED <NO 1 ACCOUNT>	3,159,589	0.73
20	AUSTRALIAN REWARD INVESTMENT ALLIANCE	3,011,321	0.70
	Top 20 holders of ORD & DEF GROUPED as at 30 Mar 2007	**340,783,247**	**79.03**



ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/04/2007

TIME: 16:59:40

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Top 20 shareholders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.



ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/04/2007

TIME: 16:58:04

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

END